March 13, 2012	Mark R. Busch D 704.331.7440 F 704.353.3140 mark.busch@klgates.com

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Michael Rosenthall

Re:	SEC Comment Letter Dated March 2, 2012

DARA BioSciences, Inc. Registration Statement on Form S-1

Filed February 23, 2012 (the “Registration Statement”)

File No. 333-179637

Ladies and Gentlemen:

On behalf of DARA BioSciences, Inc. (the “Company”), this letter responds to the comments in the staff’s comment letter dated March 2, 2012.

The Company has today filed Pre-Effective Amendment No. 1 to the Registration Statement.

For ease of review, the staff’s comments are repeated below and immediately followed by the Company’s response.

1.	Please confirm that you will include the number of shares of B-2 Preferred Stock, the number of shares issuable upon conversion of the B-2 Preferred Stock, the number of warrants and the numbers of shares of common stock issuable upon exercise of the warrants prior to effectiveness. You must provide this information by amendment prior to circulating the prospectus.

Company Response:

On behalf of the Company, we hereby confirm that the number of shares of B-2 Preferred Stock will be inserted by amendment prior to circulating the prospectus. The offering summary included in the prospectus contained in the Registration Statement has been revised to include the number of shares issuable upon conversion of the Series B-2 preferred stock and upon exercise of the warrants, based on an assumed conversion price. On behalf of the Company, we hereby confirm that the assumed conversion price, which will equal the closing price of the company’s common stock on a recent date, and the number of shares issuable upon conversion of the Series B-2 preferred stock and upon exercise of the warrants will be inserted by amendment prior to circulating the prospectus.

U.S. Securities and Exchange Commission

Attention: Michael Rosenthall

March 13, 2012

2.	Please confirm that you will include the conversion prices of both the B-2 Preferred Stock and the warrants prior to effectiveness.

Company Response:

The Company has not included the above referenced conversion prices in the prospectus in accordance with Rule 430A of the Securities Act of 1933, as amended (“Rule 430A”), which allows the omission of certain pricing related information, including conversion rates, from the form of prospectus filed as part of a registration statement. The Company anticipates including such information in a Rule 424(b) prospectus that will be filed no later than 15 business days after the effective date of the Registration Statement as required by Rule 430A.

Should you have any questions with respect to this letter, please call the undersigned at (704) 331-7440.

Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc:	David J. Drutz